June 5, 2019

Sumit Singh
CEO
Chewy, Inc.
1855 Griffin Road, Suite B-428
Dania Beach, Florida 33004

       Re: Chewy, Inc.
           Registration Statement on Form S-1
           Amendment No. 2 Filed May 30, 2019
           Amendment No. 3 Filed June 3, 2019
           File No. 333-231095

Dear Mr. Singh:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Form S-1/A filed June 3, 2019

Intercompany Loan Agreements, page 79

1. We note the expanded disclosure in this section. Please tell us what consideration you gave to including disclosure about this agreement in your Certain Relationships and
       Related Party Transactions section and to including it as an exhibit. See Items 404 and
       601(b)(10) of Regulation S-K.
Notes to Consolidated Financial Statements, page F-8

2. Please tell us your consideration of providing the product group disclosures required by
       ASC 280-50-40; for example, revenues might be disaggregated for consumables, premium
 Sumit Singh
Chewy, Inc.
June 5, 2019
Page 2
         consumables, supplies and pharmacy items or on some other basis.
        You may contact Tatanisha Meadows at 202-551-3322 or Robyn Manuel at 202-551-
3823 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Guidry at 202-551-3621 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameSumit Singh                              Sincerely,
Comapany NameChewy, Inc.
                                                           Division of
Corporation Finance
June 5, 2019 Page 2                                        Office of Consumer
Products
FirstName LastName